BlackRock Credit Allocation Income Trust III

77D(g)
Policies with respect to security investments

Effective February 9, 2012, the Board of Directors of BlackRock Credit Allocation Income Trust III (“BPP”) approved the following change in BPP’s non-fundamental investment policies:

The Board of BPP approved the removal of BPP’s non-fundamental investment policy requiring that swaps may only be entered into with counterparties that are rated either A or A-1 or better by S&P or Fitch, or A or P-1 or better by Moody's.  As a result of this investment policy change, BPP may enter into swaps with any counterparties approved by the Manager. Such counterparties may entail a greater degree of credit risk or risk of nonperformance than counterparties rated either A or A-1 or better by S&P or Fitch, or A or P-1 or better by Moody's. The Manager will seek to minimize BPP’s exposure to counterparty risk by entering into swaps with counterparties the Manager believes to be creditworthy at the time they enter into such transactions. To the extent BPP engages in swaps, shareholders of BPP will be dependent on the analytical ability of the Manager to evaluate the credit quality of counterparties to such transactions. In the event of the insolvency of a counterparty, BPP may not be able to recover its assets, in full or at all, during the insolvency process. In addition, counterparties to investments may have no obligation to make markets in such investments and may have the ability to apply essentially discretionary margin and credit requirements. The foregoing investment policy amendment will not alter BPP’s investment objective.